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SECURITIES AND EXCHANGE COMMISSION

03013197

RECEIVED FEB 28 2003 187 SEC MAIL PROCESSING SECTION WASH. D.C.

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SEC FILE NUMBER
8- 25253

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Rushmore Securities Corporation

(No. and Street)

Dallas	Texas	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce E. Zucker (972) 450-6000 ext 207

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

King Griffin & Adamson, PC

(Name – *if individual, state last, first, middle name*)

14160 Dallas Parkway, Suite 900	Dallas	TX	752
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce E. Zucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RushTrade Securities, Inc. (formerly Gro Corporation), as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY LEONA CLEMMONS
Notary Public, State of Texas
My Commission Expires
June 12, 2004

Signature

PRESIDENT
Title

Mary Leona Clemmons
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

RUSHMORE SECURITIES CORPORATION

December 31, 2002

RUSHMORE SECURITIES CORPORATION
INDEX TO FINANCIAL STATEMENTS

King Griffin & Adamson P.C.

Report of Independent Certified Public Accountants

Board of Directors
Rushmore Securities Corporation

We have audited the accompanying statement of financial condition of Rushmore Securities Corporation as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rushmore Securities Corporation at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements and schedules have been prepared assuming the Company will continue as a going concern. The Company has incurred net losses and used cash in operations in each of the past two years and is deficient in its net capital requirement. The Company's ability to continue as a going concern is dependent on the support of its Parent. The Company's Parent has incurred a loss from continuing operations of approximately $2,900,000 (unaudited) in 2002 and had an excess of liabilities over cash and receivables of approximately $1,800,000 (unaudited) at December 31, 2002. The Parent has been unable to generate positive cash flow from its operations and will have to raise debt or equity capital to meet its operational needs. There is no assurance that such capital will be available. These matters, among others described in Note B, could adversely affect the Company's ability to continue as a going concern because the Company is dependent on the Parent for essentially all general and administrative services. The financial statements do no include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

King Griffin & Adamson P.C.

KING GRIFFIN & ADAMSON P.C.

Dallas, Texas
February 6, 2003

MEMBER

14160 Dallas Parkway, Suite 900 • Dallas, Texas 75254
T 972.788.4466 • F 972.788.2778
www.kgagroup.com

Certified Public Accountants & Consultants

Member American Institute of Certified Public Accountants Private Companies & SEC Practice Sections

RUSHMORE SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS		
Cash and cash equivalents	$	42,744
Deposits with clearing brokers		83,187
Receivables from employees, net of allowance for doubtful accounts of $52,713		-
Commissions receivable		10,186
Other assets		12,215
Total assets	$	148,332
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	32,811
Commissions payable		58,666
Due to Parent		20,906
Other payables		11,814
Total liabilities		124,197
Commitments and contingencies (Notes B, C, H and I)		-
Stockholder's equity		
Common stock - no par, 10,000 shares authorized; 21 shares issued and outstanding		13,668
Additional paid-in capital		1,117,229
Accumulated deficit		(1,106,762)
Total stockholder's equity		24,135
Total liabilities and stockholder's equity	$	148,332

The accompanying notes are an integral part of this financial statement.

RUSHMORE SECURITIES CORPORATION

STATEMENT OF OPERATIONS
Year ended December 31, 2002

REVENUES	
Commissions	$ 3,439,750
Other revenue related to securities business	28,915
Interest income	1,887
	3,470,552
EXPENSES	
Commission expense	2,314,335
Ticket charges	142,146
Clearing costs	30,607
Regulatory fees	49,176
Data subscription fees	34,722
Data lines	28,903
Management fees to Parent	1,643,737
Other	72,760
	4,316,386
NET LOSS	$ (845,834)

The accompanying notes are an integral part of this financial statement.

RUSHMORE SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2002

	Common Stock		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2001	21	$ 13,668	$ 474,939	$ (260,928)	$ 227,679
Overhead contribution from Parent	-	-	838,797	-	838,797
Write-off of receivables from Parent and other affiliates	-	-	(196,507)	-	(196,507)
Net loss	-	-	-	(845,834)	(845,834)
Balance at December 31, 2002	21	$ 13,668	$1,117,229	$(1,106,762)	$ 24,135

The accompanying notes are an integral part of this financial statement.

RUSHMORE SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
Year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (845,834)
Adjustments to reconcile net loss to net cash used in operating activities:	
Provision for doubtful accounts	11,872
Overhead contribution from Parent	838,797
Change in operating assets and liabilities:	
Decrease in deposits with clearing brokers	15,013
Decrease in receivables from employees	45,918
Decrease in commissions receivable	246,294
Decrease in other assets	25,404
Increase in accounts payable	29,071
Decrease in commissions payable	(383,334)
Increase in other payables	11,815
Net cash used in operating activities	(4,984)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net advances to Parent and other affiliates	(175,601)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(180,585)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	223,329
CASH AND CASH EQUIVALENTS END OF YEAR	$ 42,744
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid for:	
Income taxes	$ -
Interest	$ -
Non-cash item:	
Write-off of receivables from Parent and other affiliates	$ 196,507

The accompanying notes are an integral part of this financial statement.

RUSHMORE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Rushmore Securities Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company is a wholly owned subsidiary of Rushmore Financial Group, Inc. ("Parent"). Substantially all of the Company's business is conducted with customers located in the state of Texas.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Commissions

Commission revenues and related expenses are recorded on a trade date basis as securities transactions occur.

Commissions Receivable

Management believes that all commissions receivable are fully collectible, therefore, no allowance for doubtful accounts has been provided.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates. Significant estimates include an allocation of operating expenses to the Company from the Parent as discussed in Note F.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amount and the tax basis of existing assets and liabilities. The Company is included in the consolidated Federal income tax return filed by its Parent. For financial statement reporting purposes, income tax amounts are calculated as if the Company filed a separate return.

RUSHMORE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2002

NOTE B - GOING CONCERN UNCERTAINTY

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred net losses and used cash in operations in each of the past two years and is deficient in its net capital requirement. The Company's ability to continue as a going concern is dependent on the support of its Parent. At December 31, 2002, the Parent had liabilities in excess of, cash and accounts receivable of approximately $1,800,000 (unaudited), and had losses from continuing operations of approximately $2,900,000 (unaudited) in 2002. The Parent has been unable to generate positive cash flow from its operations and will have to raise debt or equity capital to meet operational needs. There is no assurance that such capital will be available. These matters raised substantial doubt about the Company's ability to continue as a going concern because the Company is dependent on its Parent for essentially all general and administrative services. The financial statements do not include any adjustments that might result from the outcome of this uncertainly.

The Parent has undergone an extensive internal reorganization and reduction of staff to adjust to the current level of activity and has implemented additional steps to more closely monitor expenses. The Parent has implemented additional marketing efforts to enhance revenue and take advantage of the recent release of certain software products.

NOTE C - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2002, the Company had net capital of approximately $13,000 and net capital requirements of $100,000, thus the Company was deficient in its net capital requirement. The Company's ratio of aggregate indebtedness to net capital was 9.5:1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1. Without sufficient net capital the Company is prohibited from soliciting or accepting new customer accounts or unsolicited orders from customers except closing existing positions.

NOTE D - OTHER MATTERS

The NASD commenced an examination of the Company in February 2000. In conjunction with this examination, in March 2002, the Company received a Letter of Caution from the NASD regarding a number of compliance issues, and was informed that certain of the compliance matters had been referred to the Enforcement Division of the NASD. In May 2002, the NASD along with the SEC commenced a joint examination. The Company has submitted a response to the SEC and is in the final stages of its response to the NASD. Management believes that the results of these examinations may have an adverse effect on the Company's financial status and its ability to conduct ongoing operations. However, management is unable to estimate the ultimate liability or penalty, if any, from these examinations.

NOTE D – OTHER MATTERS - Continued

During the second half of 2002 the Company terminated or allowed to resign virtually all of its offsite independent registered representatives. By the end of November 2002 the Company had no registered representatives involved in soliciting retail sales and the Company's business activities have been reduced to accepting unsolicited orders for closing positions and the receipt of mutual fund and variable annuity trail commissions. On December 2, 2002, the Company notified the SEC and NASD that it had fallen below the minimum net capital requirement of $100,000 and would only accept closing orders, which liquidate existing equity positions, and would not solicit new business. As of December 31, 2002, the Company withdrew its registrations from all states except Texas and at present has no off-site registered representatives or branch offices.

NOTE E – INCOME TAXES

At December 31, 2002 the Company has a deferred tax asset amounting to approximately $54,000, an increase of $3,000 from the prior year. This deferred tax asset relates to an allowance for doubtful accounts receivable, which is not yet deductible for tax purposes. This deferred tax asset is fully reserved with a valuation allowance because of the uncertainly of the Company's ability to general sufficient future earnings to realize their deferred tax asset.

NOTE F – RELATED PARTY TRANSACTIONS

The Company has a service agreement with the Parent who provides essentially all general and administration services. Management fees related to these services amounted to $1,643,737 for the year ended December 31, 2002. Of this amount $838,797 has been recorded as an overhead contribution from the Parent. Additionally, during 2002, the Company advanced $196,507 to the Parent and other affiliates. This amount has been presented as a reduction to equity as it is not anticipated to be repaid.

NOTE G – CONCENTRATION RISK

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Transactions for customers in 2002 were cleared through three clearing firms. Amounts due from these clearing firms are generally not collateralized. The Company regularly monitors its exposure to credit risk from these arrangements.

RUSHMORE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2002

NOTE H - OFF BALANCE SHEET RISK

In the normal course of business, the Company has indemnified its clearing firms for losses attributable to failure of the Company's customers to settle securities transactions. At December 31, 2002, management of the Company had not been notified by any of its clearing firms, nor were they otherwise aware, of any potential losses relating to this indemnification

NOTE I - COMMITMENTS AND CONTINGENCIES

On January 16, 2003, eight former securities account customers of the Company filed a complaint against the Company contending that they made numerous investments in securities that a former account representative of the Company sold outside and away from his representation of the Company. The claimants allege the investments were fraudulent, speculative, and unsuitable and that the Company failed to properly supervise the representative. The claimants contend they invested $808,000 in these securities and the entire amount was lost through such investments. An answer to the complaint is not due until March 1, 2003. The Company denies the allegations, contends they are barred by the applicable statutes of limitations and intends to vigorously pursue its defense. Currently, the Company is unable to estimate the ultimate liability, if any, related to this complaint. However, should this complaint be settled, any liability to the Company would have an adverse effect on the Company's financial condition.

The Company is engaged in certain litigation arising in the normal course of business. In the opinion of management, the ultimate outcome of such litigation, due to the Company's financial condition, may have a material adverse impact on the Company.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5
of the Securities Exchange Act of 1934
As of
December 31, 2002

Schedule I

RUSHMORE SECURITES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

NET CAPITAL

Total stockholder's equity	$ 24,135
Non-allowable assets	10,995
Net capital	$ 13,140

AGGREGATE INDEBTEDNESS

Total liabilities	$ 124,197

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital requirement (greater 6-2/3% of total aggregate indebtedness or $100,000)	$ 100,000
Deficit in required minimum net capital	$ (86,860)
Excess net capital at 1000%	$ 720
Ratio: Aggregate indebtedness to net capital	9.5:1

RECONCILIATION WITH UNAUDITED FOCUS REPORT

Net capital as reported in unaudited FOCUS Report	$ 23,394
Net audit adjustments	(10,254)
Net capital as reported above	$ 13,140
Stockholder's equity as reported in unaudited FOCUS report	$ 529,321
Net audit adjustments	(505,186)
Stockholder's equity as reported above	$ 24,135

Schedule II

RUSHMORE SECURITIES CORPORATION

COMPUTATION OF DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

The Company has claimed as exemption from Rule 15c3-3 under section (k)(2)(ii). The Company clears all customer transactions through Southwest Securities, Inc., Pershing Division of DLJ or Penson Financial Services on a fully disclosed basis.

REPORT ON INTERNAL CONTROL

Required by SEC Rule 17a-5
Year ended December 31, 2002

REPORT ON INTERNAL CONTROL

Board of Directors
Rushmore Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Rushmore Securities Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components

does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17as-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

King Griffin & Adamson P.C.

KING GRIFFIN & ADAMSON P.C.

Dallas, Texas
February 6, 2003